SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
6/15/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
876,338

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
876,338
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
876,338

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
22.08%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #8 to the schedule 13d filed January 13, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on September 7, 2011 there were 3,968,124 shares of common stock outstanding as of 06/30/2011 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 876,338 shares of DHFT or 22.08% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 5/22/12 the following shares of DHFT were purchased:

Date:		        Shares:		Price:
05/22/12		4,359		9.9875
05/23/12		2,766		9.7745
06/04/12		2,001		9.4975
06/05/12		14,004		9.5498
06/06/12		4,300		9.8100
06/07/12		1,500		9.9000
06/08/12		4,320		9.8478
06/12/12		2,146		9.9059
06/13/12		200		9.9100
06/15/12		5,836		9.9828
06/19/12		1,387		10.0550







d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 06/20/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos